UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

November 26, 2025

Date of Report: (Date of earliest event reported)

Masterworks Vault 2, LLC

(Exact name of issuer as specified in its charter)

Delaware	93-1570482
State of other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

1 World Trade Center, 57th Floor, New York, NY 10007

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Series 301 Class A Ordinary Shares; Series 302 Class A Ordinary Shares; Series 303 Class A Ordinary Shares; Series 304 Class A Ordinary Shares; Series 305 Class A Ordinary Shares; Series 306 Class A Ordinary Shares; Series 307 Class A Ordinary Shares; Series 308 Class A Ordinary Shares; Series 310 Class A Ordinary Shares; Series 311 Class A Ordinary Shares; Series 312 Class A Ordinary Shares; Series 313 Class A Ordinary Shares; Series 314 Class A Ordinary Shares; Series 317 Class A Ordinary Shares; Series 321 Class A Ordinary Shares; Series 324 Class A Ordinary Shares; Series 328 Class A Ordinary Shares; Series 331 Class A Ordinary Shares; Series 333 Class A Ordinary Shares; Series 335 Class A Ordinary Shares; Series 341 Class A Ordinary Shares; Series 342 Class A Ordinary Shares; Series 347 Class A Ordinary Shares; Series 364 Class A Ordinary Shares; Series 378 Class A Ordinary Shares; Series 379 Class A Ordinary Shares; Series 382 Class A Ordinary Shares; Series 394 Class A Ordinary Shares; Series 397 Class A Ordinary Shares; Series 399 Class A Ordinary Shares; Series 401 Class A Ordinary Shares; Series 402 Class A Ordinary Shares; Series 406 Class A Ordinary Shares; Series 408 Class A Ordinary Shares; Series 409 Class A Ordinary Shares; Series 410 Class A Ordinary Shares; Series 461 Class A Ordinary Shares; Series 495 Class A Ordinary Shares; Series 499 Class A Ordinary Shares; Series 504 Class A Ordinary Shares; Series 505 Class A Ordinary Shares; Series 509 Class A Ordinary Shares; Series 514 Class A Ordinary Shares; Series 515 Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

On November 6, 2025, Level & Co. Gallery, LLC, as agent for Series 307 (“Series 307”) of Masterworks Vault 2, LLC, a Delaware limited liability company (the “Company”) and the 307 Segregated Portfolio of Masterworks Cayman, SPC agreed to consign the sole artwork owned by the Company created by Cecily Brown (the “Artwork”) to an unaffiliated auction house (the “Consignee”), pursuant to a Private Sale Agreement (the “Consignment Agreement”). A copy of the Consignment Agreement is attached to this Form 1-U as Exhibit 6.1.

Pursuant to the Consignment Agreement, the Consignee is appointed as the exclusive selling agent of the Artwork and may sell the Artwork to a third-party through February 4, 2026 (the “Consignment Period”), provided that the Company receives a minimum net proceed amount in connection with the sale (the “Floor Price”). The Floor Price, along with any commission and or profit sharing arrangements, were determined based on arm’s length negotiations among the parties.

The Consignment Agreement also contains representations, warranties, and covenants of the parties that are customary for transactions of this type. The Artwork will be in the custody of the Consignee during the Consignment Period, and title of the Artwork will continue to be held by the Company unless (i) the Consignee executes a definitive sale of the Artwork and (ii) the Company receives the full amount of its net proceeds from such sale.

Exclusive consignments for a limited duration are a common method of exposing works to a segment of the market, but very often they do not result in a sale transaction. Accordingly, the Company cannot guarantee or express any opinion on the likelihood that a sale of the Artwork will be completed. If the Artwork is sold by the Consignee during the Consignment Period, in accordance with the Company’s Amended and Restated Operating Agreement, the Company will use the proceeds of the sale of the Artwork to pay or provide for payment of the Company’s liabilities, costs and expenses and will distribute the remaining proceeds of the liquidation of the assets to the Company’s shareholders of record, after which the Company will wind up operations and dissolve.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s EDGAR website. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Exhibit Index

Exhibit No.	Description of Exhibit

6.1	Consignment Agreement*

*Certain confidential portions (indicated by brackets and asterisks) of this exhibit have been omitted from this exhibit

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Masterworks Vault 2, LLC

	By:	/s/ Joshua B. Goldstein
	Name:	Joshua B. Goldstein
	Title:	General Counsel

Date: November 26, 2025